FORM 4
[ ]Check box if no longer             U.S. SECURITIES AND EXCHANGE COMMISSION
   subject to Section 16.                      Washington, D.C. 20549
   Form 4 or Form 5 obligations
   may continue.  See Instruc-     STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
   tion 1(b).
       Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
	  Section 17(a) of the Public Utility Holding Company Act of 1935 or
		Section 30(f) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person
Siegel                   John                  C.
(Last)                   (First)             (Middle)
	       650 California St., 7th Floor
			(Street)
San Francisco              CA                  94108
(City)                   (State)               (Zip)
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2. Issuer Name and Ticker or Trading Symbol
     Chris-Craft Industries, Inc. (CCN)
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3. Statement of Month/Year
     11/97
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4. If Amendment, Date or Original (Month/Year)
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5. Relationship of Reporting Person to Issuer
   (Check all applicable)

       x      Director                                    10% Owner
  ----------                                   ----------
       x      Officer (give title below)                   Other
  ----------                                   ---------- (specify
	Senior Vice President                              below)
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6. Individual or Joint/Group Filing
   X  Form filed by one Reporting Person
  ---
      Form filed by more than one Reporting Person
  ---
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Table I - Non-Derivative Securties Acquired, Disposed of, or Beneficially Owned

1. Title of security     2.Transaction     3.Transaction      4.Securities       5.Amount of       6.Ownership     7.Nature of
   (Inst.3)                Date              Code               Acquired (A)       Securities        Form:           Indirect
			  (Month/Day/Year)   (Instr. 8)         or Disposed        Beneficially      Direct (D)      Beneficial
								of (D) (Instr.     Owned at End      Indirect (I)    or Ownership
					     Code   V           3,4, and 5)        of Month          (Instr. 4)      (Instr. 4)
										  (Instr. 3 and 4)
							    Amount    (A)  Price
								       or
								      (D)
Class B Common Stock     11/10/97            J*      V      21,837    A    --        483,889         D
                                                                                       8,756         I               By trust**
Common Stock             11/19/97            M       V      17,000    A    25.7705                   D
                         11/11/97            M       V      11,639    A    28.3475    28,639         D
                                                                                      14,402         I               By trust**

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Reminder:  Report  on  a  separate  line  for  each  class of securities beneficially owned directly or indirectly. (Print or Type Responses)

FORM  4 (Continued)         Table II-Derivative Securities Acquired, Disposed
			      of, or Beneficially Owned (e.g. puts, calls,
			      warrants, options, convertible securities)

1. Title of          2.Conversion or     3.Transaction  4.Transaction  5.Number of        6.Date
   Derivative          Exercise Price      Date           Code (Instr.   Derivative         Exercisable
   Security            of Derivative       (Month/        8)             Securities         and Expiration
   (Instr.3)           Security            Day/Year)                     Acquired (A)       Date
									 or Disposed of    (Month/Day/Year)
									 (D) (Instr.3,
									 4 and 5)           Date         Expiration
									 (A)      (D)       Exercisable  Date
Employee Stock Option
  (right to buy)       25.7705              11/19/97       M                      17,000    12/04/95     12/03/97
                       28.3475              11/11/97       M                      11,639    12/04/95     12/03/97
7.Title and Amount of Under-          8.Price of             9.Number of            10.Ownership     11.Nature
  lying Securities (Instr.3             Derivative             Derivative              Form of          of
  and 4)                                Security               Securities              Derivative       Indirect
					(Instr. 5)             Beneficially            Security:        Beneficial
							       Owned at End            Direct (D)       Ownership
							       of Month                or               (Instr.4)
							       (Instr.4)               Indirect (I)
										       (Instr.4)
Title            Number
		 of Shares
Common Stock     17,000                 --                     --0--                   D
Common Stock     11,639                 --                     --0--                   D

Explanation of Responses:
 * Trust distribution
** Held in issuer's employee stock purchase plan as of August 31, 1997.
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**Intentional misstatements or omissions of facts constitute Federal
Criminal Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note. File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

         /s/ John C. Siegel                  December 4, 1997
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   **Signature of Reporting Person                  Date